MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SECOND QUARTER ENDED JUNE 30, 2006

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the financial data and the financial statements and the related notes thereto included elsewhere herein. This Management Discussion and Analysis as of July 27, 2006 provides information on the activities of ViRexx Medical Corp. (“ViRexx” or the “Company”) on a consolidated basis. All amounts are expressed in Canadian dollars unless otherwise noted.

The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Canadian GAAP differs in certain material respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to ViRexx Medical Corp. see Note 15 to the audited Consolidated Financial Statements for the year ended December 31, 2005. Note 15 to the Consolidated Financial Statements provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

OVERVIEW

ViRexx is a Canadian development-stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. ViRexx’s most advanced programs include product candidates for the treatment of ovarian cancer, chronic hepatitis B and C and selected solid tumors.

ViRexx currently has three platform technologies; AIT™ (antibody-based immunotherapy), T-ACT™ (targeted-autothrombogenic cancer therapy) and Chimigen™, all of which are based on the principle of harnessing the body’s power to fight disease.

AIT Platform Technology

The lead product candidate from the AIT™ platform is OvaRex® MAb, a therapy for late-stage ovarian cancer. OvaRex® MAb is currently the subject of two pivotal Phase III clinical trials being conducted at more than 60 sites in the United States. ViRexx has licensed to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation, exclusive rights for development and commercialization of OvaRex® MAb in its territory.

In the second quarter of 2006, our licensee, Unither completed enrollment of the second Phase III trial (IMPACT II) for OvaRex® MAb treatment in what is known as the “watchful waiting period” for ovarian cancer patients. The first of the two identical Phase III randomized, double-blind, placebo controlled trials (IMPACT I) completed enrolment in December, 2005.

ViRexx is in late stage negotiations with potential partners for licensing of OvaRex® MAb for European territories retained by ViRexx. Finalizing such an agreement will mean that OvaRex® MAb, if approved, would be available vitually worldwide.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Quarter Ended June 30, 2006

T-ACT Platform Technology

The T-ACT™ platform is designed to cut off the blood supply to hypervascular tumours, leading to tumour tissue starvation and death. The lead product candidate of the T-ACT™ platform is Occlusin™ 50 Injection, a treatment for primary cancer of the liver. The phase I study of Occlusin™ 50 Injection is being conducted at the Toronto General Hospital and at the Foothills Hospital in Calgary. The trial is designed to examine the safety of Occlusin™ 50 Injection when used as an embolizing agent as part of transcatheter arterial chemoembolization (“TACE”) procedures for the palliative treatment of cancer of the liver. This study has been extended past the second quarter of 2006 due to delayed patient enrolment. The Foothills Hospital site was initiated in order to increase patient enrolment in the trial. Partnering discussions are ongoing with several companies interested in Occlusin™ 50 Injection, specifically for licensing territories in Asia. The T-ACT™ platform has expanded to include the development of an embolotherapeutic device to treat uterine fibroids. The path to regulatory approval of a medical device is considerably shorter than that for a drug or biologic.

Chimigen™ Platform Technology

The lead product candidate from the Chimigen™ platform is HepaVaxx B Vaccine, an immunotherapeutic agent for the treatment of patients chronically infected with hepatitis B virus. On April 19th 2006, ViRexx received approval from Health Canada to initiate a Phase I trial of HepaVaxx B and subsequent to the second quarter ending, the single evaluation dose trial completed treatment of its 15 healthy volunteers. There have been no significant adverse events associated with the treatment. The trial is being conducted at the McGill University Health Center’s Vaccine Study Center.

In addition, the Company has expanded the development of its Chimigen™ vaccine platform into the area of biodefense. ViRexx recently announced research collaborations with Defense Research and Development Canada-Suffield as well as actively seeking development contracts with the U.S. Department of Defense and National Institute of Health in the areas of biodefense and pandemic threats.

HIGHLIGHTS
	For second quarter ending		For year to date six months ending
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Research & Development Costs	1,475,656	1,075,476	3,019,323	1,988,460
Net Loss	(3,326,002)	(2,008,677)	(5,634,649)	(3,711,510)
Loss per share	(0.05)	(0.04)	(0.08)	(0.07)
Ending Cash Position	13,210,581	8,079,817	13,210,581	8,079,817

For the second quarter, the net loss was $3,326,002 or ($0.05) per share as compared to $2,008,677 or ($0.04) per share for the three months ended June 30, 2006 and 2005 respectively. On a year-to-date basis, the Company recorded a net loss of $5,634,649 or ($0.08) per share, as compared to $3,711,510 or ($0.07) per share for the first half of 2006 and 2005. The change in the Company’s net loss for the second quarter and on a year-to-date basis are mainly attributable to the following:

•	Additional preclinical and clinical trial costs related to the HepaVaxx B product candidate in order to commence a Phase I clinical trial.

•	Initiated business development activities to pursue licensing agreements for OvaRex® MAb in Europe and for T-ACT’ and Chimigen™ product candidates in Asia-Pacific.

•	The Company incurred additional stock exchange and other related fees for being listed on the American Stock Exchange and for completion of two private placements.

During the second quarter of 2006, research and development costs for the Chimigen™ platform were offset by a $38,178 financial contribution from the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP). On a year-to-date basis the company has received a total of $88,178 in government assistance.

In the second quarter, the Company continued to strengthen its balance sheet by completing a private placement of 800,000 units for gross proceeds of $1,000,000. A private placement for gross proceeds $12,000,000 was also completed in February 2006. The Company maintained its strong liquidity position in the second quarter of 2006 with cash and cash equivalents of $13,210,581 compared to $5,571,850 as at December 31, 2005.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Quarter Ended June 30, 2006

On April 24th, 2006 the Company announced the appointment of Scott M. Langille as Chief Financial Officer effective May 2, 2006. Mr. Langille will oversee all financial strategies for the Company, including budgeting, capital planning, capital financing and investor relations. Mr. Langille joins ViRexx with an extensive list of professional accomplishments. As Senior V.P. & Chief Financial Officer with Henry Schein Ash Arcona, he was responsible for all facets of financial management and company stewardship in financial accounting, business planning and information technology. Previously, Mr. Langille held the position of Chief Financial Officer at 401 Capital Partners Inc., where he led the company in activities related to a Pre-Initial Public Offering. Leading up to his position at ViRexx, Mr. Langille also held progressive management positions in the areas of in-licensing and out-licensing, capital financing, acquisitions and strategic planning with leading pharmaceutical companies including privately held Verum Pharmaceuticals Inc., Biovail Corporation, Altimed Pharmaceutical Company, and Syntex Inc.

RESULTS OF OPERATIONS

For the second quarter, the net loss was $3,326,002 or ($0.05) per share as compared to $2,008,677 or ($0.04) per share for 2006 and 2005 respectively. On a year-to-date basis, the Company recorded a net loss of $5,634,659 or ($0.08) per share, as compared to $3,711,510 or ($0.07) per share for the first half of 2006 and 2005. The changes in the Company’s net loss for the second quarter and on a year-to-date basis compared to the prior year are due primarily to the following:

Research and Development

	For second quarter ending		For year to date six months ending
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Contract research costs	290,407	167,303	470,832	189,713
Clinical trial costs	65,368	17,198	174,627	41,579
Clinical material manufacturing costs	49,215	185,880	118,236	203,194
Employee related costs	762,434	506,439	1,311,282	919,073
Other R&D costs	308,232	198,656	944,346	634,902
	1,475,656	1,075,476	3,019,323	1,988,460

Research and development expenses for the second quarter ended 2006 were $1,475,656 compared to the same period in 2005 of $1,075,476, an increase of $400,180 or 37%. On a year-to-date basis to June 30, research and development expenses were $3,019,323 and $1,988,460 for 2006 and 2005 respectively, and increase of $1,030,863 or 52%. This increase is due primarily to additional toxicology testing for HepaVaxx B clinical studies and development of the Occlusin™ 500 Artificial Embolization Device. Additional costs were also incurred for the following areas:

•	Continued development of Occlusin™ 50 Injection.

•	Preclinical studies for a Chimigen™ vaccine candidate for Hepatitis C.

•	Initiating manufacturing activities in Europe for OvaRex® MAb.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Quarter Ended June 30, 2006

Government Assistance

	For second quarter ending		For year to date six months ending
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
IRAP	38,178	45,000	88,178	45,000

Government assistance awarded for the second quarter 2006, was $38,178 and $88,178 on a year-to-date basis.
The Company held meetings with US government agencies on June 12th and 13th, 2006 to explore the possibilities of securing grants for the use of the Chimigen™ platform technology to develop vaccines against pandemic bio-threat agents. This followed a meeting in January, 2006 where ViRexx was one of thirty Companies which attended a U.S. Department of Defense meeting at “The Capitol Hill biodefense advisory showcase & roundtable” on bioterrorism. These discussions are ongoing. The Company has also procured a consultant to pursue development contracts with the U.S. Department of Defense and National Institute of Health with a particular focus on the potential of the Chimigen™ technology in addressing biodefense and pandemic threats.

Corporate Administration

	For second quarter ending		For year to date six months ending
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Business development costs	304,075	-	401,696	-
Employee related costs	346,228	379,897	597,782	650,040
Other administration costs	661,391	486,749	1,239,651	958,966
	1,311,694	866,646	2,239,129	1,609,006

Corporate administration expenses for the second quarter ended, totalled $1,311,694, an increase of $445,048 or 51% from $866,646 in the second quarter of 2005. On a year-to-date basis to June 30, 2006, corporate administration expenses totalled $2,239,129 compared to $1,609,006 year-to-date, 2005. The $630,123 or 39% increase is attributable to the following areas:

•
$401,696 for business development relating to negotiations with potential manufacturers and distributors of OvaRex® MAb for European territories, and discussions with Asia-Pacific companies regarding the licensing rights to HepaVaxx B and Occlusin™ 50 Injection.

•
$140,800 for investor relations relating to bringing more awareness to the ViRexx stock in both the U.S. and Canada. Investor relations activities in the second quarter included presentations in Maryland, Toronto, Monaco, England, and New York.

•	$117,100 for stock exchange and other related fees incurred to become a U.S. publicly listed company and for completion of the $12 million and $1 million private placements.

The above costs were offset in part by the vacancy of the Chief Financial Officer position which was filled in May, 2006 by the appointment of Mr. Scott Langille.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Quarter Ended June 30, 2006

LIQUIDITY AND CAPITAL RESOURCES

	For second quarter ending		For year to date six months ending
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Cash provided for (used in):
Operating activities	(2,062,034)	(1,869,077)	(4,445,721)	(3,325,591)
Financing activities	893,971	1,017,358	12,159,397	2,019,529
Investment activities	(51,163)	(56,917)	(74,945)	(77,109)
Increase (decrease) in cash	(1,219,226)	(908,636)	7,638,731	(1,383,171)
Opening cash position	14,429,807	8,988,453	5,571,850	9,462,988
Ending cash position	13,210,581	8,079,817	13,210,581	8,079,817

The Company currently has no contributing cash flows from operations. As a result, it relies on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants, and investment income. No revenues from operations are expected until certain milestones and royalty payments from license and collaboration agreements have been earned or commercialization of a product candidate has occurred.

As at June 30, 2006, the Company’s cash and cash equivalents totalled $13,210,581 as compared with $5,571,850 at December 31, 2005. The Company’s net cash used in operating activities amounted to $2,062,034 for the second quarter ended and $4,445,721 year-to-date June 30, 2006 reflects the Company’s use of cash to fund its net operating losses and the net changes in non-cash working capital balances.

On February 16, 2006 the Company completed a brokered private placement of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of $1.50 CDN for a period of 2 years. The broker for the private placement received cash of 7% of the gross proceeds and 1,090,909 broker warrants as a commission. Each broker warrant entitles the broker to acquire one common share of the Company for $1.50 per share for a period of 2 years from the date of issuance.

On April 7, 2006, the Company completed a private placement of 800,000 units for gross proceeds of $1,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.75 CDN for a period of two years. The broker for the private placement received $40,000 cash as a commission.

The Company has employed cost savings alternatives as much as possible in order to manage its cash reserve and operating expenditures. Planned activities have been focused on advancing ViRexx’s lead product candidates while transforming its pipeline from the pre-clinical stage to a broader pipeline of clinical product candidates. Additional capital resources may be required depending on the progress of research and development programs along with the outcome of clinical trials and pre-clinical studies results. Such capital resources could be derived through equity, debt financings, and achievement of milestone payments or collaborative arrangements with corporate partners from other sources. The Company’s ability to generate additional capital is subject to uncontrollable factors as outlined in the “Risks and Uncertainties” section of this document. If the Company has insufficient capital, its technology platforms or components of them, may have to be delayed, reduced or eliminated.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Quarter Ended June 30, 2006

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In continuing operations, the Company has entered into long-term contractual arrangements from time to time for office and laboratory facilities and product candidate manufacturing for clinical trials. The following table presents commitments arising from these arrangements currently in force over the next five years:

	Total	< 1 year	1 - 3 years	> 3 years
Operating lease obligations 1 & 2	618,329	109,263	344,896	164,170
Product candidates manufacturing obligations	906,038	906,038	-	-
Total contractual obligations	1,524,367	1,015,301	344,896	164,170

Notes: 1) Lease on laboratory and offices of $109,263 per annum until May 31, 2007
          2) Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2006, the Company has not had any material off-balance sheet arrangements.

RISKS AND UNCERTAINTIES

The Company’s product candidates are at a development stage. As such, they have not been approved by regulatory authorities in any relevant jurisdiction and have not yet been marketed commercially. The Company’s future success will require efficacy and safety of its product candidates and regulatory approval for these product candidates. Future success of commercialization of any product is also dependant on the ability of the Company to obtain patents, enforce such patents and avoid patent infringement.

Due to the inherent uncertainties involved in development, regulatory review and approval processes, the anticipated completion dates, the cost of completing the research and development and the period in which material net cash inflows from these projects are expected to commence are not known or estimable. There are many risks and uncertainties associated with completing the development of the unapproved product candidates. If these projects are not completed in a timely manner, regulatory approvals would be delayed and the Company’s operations, liquidity and financial position could suffer. Without regulatory approvals, the Company could not commercialize and sell these product candidates and, therefore, potential revenues and profits from these product candidates would be delayed or impossible to achieve.

The Company has no significant exposure to changes in interest rates and carries small amounts of operating capital in U.S. denominated instruments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in foreign exchange rates.

ViRexx’s share price is subject to equity market price risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the stage of the Company’s growth in the biotechnology industry.

A detailed list of the risks and uncertainties affecting ViRexx can be found in the Company’s Annual Information Form. Additional information relating to ViRexx, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com , EDGAR www.sec.gov/edgar.shtml or at the Company’s web site at www.virexx.com.

OUTLOOK

The Company is a research and development company, with a primary focus on the development and commercialization of its product candidates. The Company will continue to invest in operations until revenues are realized from commercialization of products. Net research and development costs are expected to continue to increase as the Company advances the development of its product candidates.

As of June 30, 2006, the Company had $13,210,581 in cash and cash equivalents and believes it has adequate financial resources to fund planned operations into the third quarter of 2007.

Over the longer term, the Company expects that it will require additional financing and as such plans to raise funds from time to time through either the capital markets or strategic partnering initiatives. Funding requirements may vary depending on a number of factors, including the progress and results of the pre-clinical studies and human clinical trials, regulatory approvals, and competing technological and market developments. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, or commence new areas of research and development.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. The assumptions, judgments and estimates involved in the accounting for acquired intellectual property rights could potentially have a material impact on the Corporation’s consolidated financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with the December 31, 2005 consolidated financial statements.

ACQUIRED INTELLECTUAL PROPERTY

At June 30, 2006, the acquired intellectual property rights had a net book value of $28.6 million related to the intellectual property acquired in the acquisition of AltaRex in December 2004. The intellectual property consists of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics, for the development of certain monoclonal antibodies, including OvaRex® MAb, ViRexx’s lead product candidate in late stage development for the treatment of ovarian cancer.

The intellectual property was recorded as an asset as required under Canadian GAAP, and is being amortized on a straight-line basis over the patent’s estimated useful life of thirteen years. The Company has adopted the provisions of CICA 3063 “Impairment of Long-Lived Assets” which tests the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recorded in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the discounted cash flows from the asset. Changes in any of these management assumptions could have a material impact on the impairment of the assets.

FORWARD-LOOKING STATEMENTS

Except for historical information, this “Management Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the completion of clinical trials and obtaining regulatory approvals, the ability to protect the Company’s intellectual property, dependence on its collaborative partner, additional long-term capital requirements and ViRexx’s stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Management Discussion and Analysis of Financial Condition and Results of Operations For The Quarter Ended June 30, 2006

SUPPLEMENTAL INFORMATION

Summary of Quarterly Results

The following unaudited quarterly information is presented in thousands of dollars except for loss per share amounts:

	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Government assistance	38	50	-	-	45	-	320	89	194	262
Research and development costs	1,514	1,593	1,471	1,291	1,120	913	961	687	558	454
Net Earnings (Loss)	(3,326)	(2,309)	(3,543)	(2,005)	(2,009)	(1,703)	(1,352)	(963)	(854)	(489)
Basic and diluted earnings (loss) per share	(0.05)	(0.04)	(0.02)	(0.04)	(0.04)	(0.03)	(0.04)	(0.04)	(0.03)	(0.03)
Weighted average number of common shares outstanding	70,281	63,842	55,827	55,557	55,052	53,745	25,268	27,006	27,006	15,600

The quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of the Company’s product candidates (manufacturing, clinical trials).

O Outstanding Share Data	June 30, 2006	December 31, 2005	June 30, 2005
Common shares issued and outstanding	70,342,535	58,443,445	55,229,655
Stock options outstanding	7,132,563	6,970,200	6,573,950
Warrants outstanding	15,619,289	2,819,299	10,543,345

Stock options and warrants exercised are converted into an equal number of common shares. If fully exercised the stock options and warrants could generate proceeds of $29,375,995.